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                             June 29, 2020

       David Miller
       President and Chief Executive Officer
       Iroquois Valley Farmland REIT, PBC
       708 Church Street
       Suite 234
       Evanston, IL 60201

                                                        Re: Iroquois Valley
Farmland REIT, PBC
                                                            Post-Effective
Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 5, 2020
                                                            File No. 024-10919

       Dear Mr. Miller:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Offering Statement on Form 1-A

       General

   1.                                                   Please provide
Management's Discussion and Analysis in accordance with Item 303 of
                                                        Regulation S-K. To the
extent you intend to incorporate this information by reference to your 1-K, please
specifically do so and provide a hyperlink. See General Instruction III of
                                                        Form 1-A.
   2. Please provide the tables and other disclosure, to the extent material, in accordance with
                                                        Items 14 and 15 of Form
S-11 with respect to your leased properties. With respect to the mortgages, please
provide disclosure regarding the loans outstanding and the amount to be received in each of the
next 10 years and thereafter and provide information regarding the average interest rates
applicable to your outstanding loans.
 David Miller
Iroquois Valley Farmland REIT, PBC
June 29, 2020
Page 2
3. We note your disclosure that you expect to offer the shares until you raise the maximum amount being offered, unless terminated by your board at an earlier time. Please revise to include a termination date. See Rule 251(d)(3)(i)(F).
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Miller
                                                             Division of
Corporation Finance
Comapany NameIroquois Valley Farmland REIT, PBC
                                                             Office of Real
Estate & Construction
June 29, 2020 Page 2
cc:       Brett Heeger, Esq.
FirstName LastName